SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) of the
                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]  Annual report  pursuant to Section 15(d) of the Securities  Exchange Act of
     1934

For the fiscal year ended December 29, 2000

                                       Or

[ ] Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from ____________ to ____________

Commission file number 001-08140

                  FLEMING COMPANIES, INC. MATCHING 401(k) PLAN
   (formerly known as the Consolidated Savings Plus and Stock Ownership Plan
                for Fleming Companies, Inc. and Its Subsidiaries)

                              1945 Lakepointe Drive
                                 P.O. Box 299013
                             Lewisville, Texas 75029
Full title of the plan and the address of the plan, if different from that of the issuer named below.

                             FLEMING COMPANIES, INC.
                              1945 Lakepointe Drive
                                 P.O. Box 299013
                             Lewisville, Texas 75029
Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

                            FINANCIAL STATEMENTS AND
                              REPORT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS

                             FLEMING COMPANIES, INC.
                              MATCHING 401(k) PLAN

                     December 29, 2000 and December 24, 1999

                                TABLE OF CONTENTS


Reports of Independent Certified Public Accountants                          3

Financial Statements

    Statements of Net Assets Available for Benefits, December 29, 2000 and
         December 24, 1999                                                   5

    Statement of Changes in Net Assets Available for Benefits, December 29,
         2000                                                                6

    Notes to Financial Statements                                            7

Supplemental Schedule

    Schedule of Assets Held for Investment Purposes as of December 29,
        2000                                                                13

               REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Plan Sponsor and Trustee
Fleming Companies, Inc. Matching 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of Fleming Companies, Inc. Matching 401(k) Plan, as of December 29, 2000, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Fleming Companies, Inc. Matching 401(k) Plan, as of December 29, 2000, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole as of and for the year ended December 29, 2000. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

GRANT THORNTON LLP

Oklahoma City, Oklahoma
May 31, 2001

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


To the Plan Participants of the Fleming Companies, Inc. Matching 401(k) Plan
   (formerly known as the Consolidated Savings Plus and Stock Ownership Plan for Fleming Companies, Inc. and Its Subsidiaries)

We have audited the accompanying statement of net assets available for benefits of the Fleming Companies, Inc. Matching 401(k) Plan (formerly known as the Consolidated Savings Plus and Stock Ownership Plan for Fleming Companies, Inc. and Its Subsidiaries) (the "Plan") as of December 24, 1999. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this 1999 financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 24, 1999, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP

Oklahoma City, Oklahoma
June 29, 2000

                  Fleming Companies, Inc. Matching 401(k) Plan

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                                         December 29,    December 24,
                                                            2000             1999
                                                            ----             ----
ASSETS
    Investments                                          $443,779,990    $422,240,552
    Receivables
         Participant contributions                            264,817         205,936
         Employer contributions                             7,766,633             -
         Accrued interest and dividends                        30,254             672
                                                         ------------    ------------
                                                            8,061,704         206,608

    Cash                                                      204,465          95,606
                                                         ------------    ------------
                     Total assets                         452,046,159     422,542,766

LIABILITIES
    Accrued expenses                                            2,428          38,491
                                                         ------------    ------------
                     NET ASSETS AVAILABLE FOR BENEFITS   $452,043,731    $422,504,275
                                                         ============    ============

        The accompanying notes are an integral part of these statements.

                  Fleming Companies, Inc. Matching 401(k) Plan

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 29, 2000

Additions
    Employer contributions                                 $  7,766,633
    Participant contributions                                30,954,089
    Interest and dividend income                             27,461,024
    Net depreciation in fair value of investments           (59,152,978)
    Direct transfers from other plans                        77,476,980
                                                           ------------

                     Total additions                         84,505,748

Deductions
    Benefits paid to participants                            54,828,123
    Administrative fees                                         138,169
                                                           ------------

                     Total deductions                        54,966,292
                                                           ------------

                     NET ADDITIONS                           29,539,456

Net assets available for benefits at beginning of year      422,504,275
                                                           ------------

Net assets available for benefits at end of year           $452,043,731
                                                           ============

         The accompanying notes are an integral part of this statement.

                  Fleming Companies, Inc. Matching 401(k) Plan

                          NOTES TO FINANCIAL STATEMENTS

                     December 29, 2000 and December 24, 1999


NOTE A - DESCRIPTION OF PLAN

     The following description of the Fleming Companies, Inc. Matching 401(k) Plan (the "Plan") (formerly known as the Consolidated Savings Plus and Stock Ownership Plan for Fleming Companies, Inc. and Its Subsidiaries) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Effective December 24, 1999, the Plan sponsor renamed the Plan to the Fleming Companies, Inc. Matching 401(k) Plan and amended and restated the Plan document.

     The Plan, established in 1980, and amended and restated at various times, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is designed to provide retirement benefits to eligible associates of Fleming Companies, Inc. and Subsidiaries (the "Company"). Associates are eligible to participate in the Plan after achieving three months of service (one year of service prior to December 24, 1999) and 21 years of age or participation in a prior plan.

     During 2000, Turicik Foods, Inc. 401(k) Plan, Food 4 Less Retirement Plan, ABCO Markets, Inc. 401(k) Plan, Bakers Profit Sharing Thrift Plan, University Foods 401(k) Plan and 29 Supermarkets 401(k) Plan were merged into the Plan. The Plan recognized a transfer of net assets at fair value of $77,476,980.

     During 1989, the Plan purchased 640,000 shares of the Company's common stock, in connection with the Fleming Stock Ownership ("FSOP") feature of the Plan, using proceeds from a $20 million long-term bank loan agreement guaranteed by the Company. This Fleming Stock Fund invests in fund units made up of the Company's common stock and a small percentage of short-term investments. In 1994, the bank loan was paid in full by the Company and the Plan entered into a variable rate note with the Company under the same terms as the bank loan. The note was due and paid September 1, 1999. The Company stock purchased by the loan proceeds was pledged as collateral on the loan. Debt service requirements were met through Company contributions and dividend income on the purchased shares. As principal on the loan was paid, an equal percentage of the stock balance, at original cost, was released from collateral on the loan and allocated to participants based on their contributions to the Plan as described below. At year end 1999, the market value of unallocated assets was $676,020. In accordance with Plan provisions, allocations of assets are performed in the year following loan payment.

     For plan years beginning prior to 2000, contributions by the Company were made at the discretion of the Company's Board of Directors but could not exceed the amount deductible for federal income tax purposes. Company contributions were made to the Plan from profits of the Company, unless the contributions were to be used for debt service. For plan years after 1999, the Company will make a matching contribution equal to (1) 100% of the participant's deferrals of compensation but not to exceed the first 2% of such participant's compensation for such plan year and (2) 25% of the participant's additional deferrals of compensation on the next 4% of such participant's compensation for such plan year. A participant is 100% vested in the Company's contribution after five years of credited service. In addition to Company contributions, each participant may make deferral of compensation contributions in accordance with the provisions of Internal Revenue Code (the "Code") Section 401(k) of at least 1% but not more than 15% of the participant's compensation subject to certain limitations. Participant deferral accounts are 100% vested.

                  Fleming Companies, Inc. Matching 401(k) Plan

                     December 29, 2000 and December 24, 1999


NOTE A - DESCRIPTION OF PLAN - CONTINUED

     Separate accounts are maintained for each participant. Accounts are classified as follows:

     a. Accounts attributable to Company contributions and related investment earnings.
     b. Accounts attributable to contributions under Section 401(k) of the Internal Revenue Code and related investment earnings.
     c. Accounts attributable to contributions by participants on an after-tax basis and related investment earnings. This account no longer receives contributions.

     Participants or beneficiaries, with certain limitations, may borrow from their vested accounts a minimum of $500 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account and bear interest at rates that are established by the Company's Retirement Committee. At December 29, 2000, the interest rates ranged from 7% to 10.5%. All interest payments made under the terms of the loan will be credited to the participants' account and not considered general earnings of the Plan. Participants' loans are repaid monthly through payroll deductions.

     Benefits of the Plan are payable upon reaching normal retirement, early retirement, termination or in the event of death or disability. The form of benefit payment is either a lump sum or periodic installment for a period of up to 15 years.

     Upon termination of a participant's employment with the Company, the nonvested portion of the employer's contribution account is used to reduce future employer contributions. At December 29, 2000, forfeited nonvested accounts totaled approximately $76,000.

     Participants may direct their contributions into 17 investment funds. Participants should refer to the information provided by Fidelity Management Trust Company for a complete description of the investment options.

     Trustees for the Plan are Banker's Trust Company and Fidelity Management Trust Company. The trustees also serve as custodians of the Plan's investments. The Plan provides for the appointment of, and the Company has, a committee responsible for Plan administration. Bank of Oklahoma Trust Company and Wachovia Bank, N.A. were also trustees for the plan year ended December 24, 1999.

                  Fleming Companies, Inc. Matching 401(k) Plan

                     December 29, 2000 and December 24, 1999


NOTE B - SUMMARY OF ACCOUNTING POLICIES

     A summary of the Plan's significant accounting policies consistently applied in the preparation of the accompanying financial statements follows.

     1.   Plan Year End

     The Plan's fiscal year ends on the Friday before the last Saturday in December.

     2.   Investments

     Mutual funds are stated at net asset value as determined based on the closing market prices of the underlying investments held. Investments in shares of collective trust funds are valued at their estimated fair values, as determined in good faith by the Trustee. Corporate common stocks are valued based upon quoted market prices. Participant loans are valued at cost which approximates fair value.

     3.   Cash

     The Plan maintains its cash in accounts which may not be federally insured. The Plan has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash.

     4.   Administrative Expenses

     Certain expenses incurred in connection with the general administration of the Plan are paid by the Plan and are recorded as administrative fees.

     5.   Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

     6.   New Accounting Pronouncement

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133, which is required to be adopted for annual periods beginning after June 15, 2000, establishes standards for recognition and measurement of derivative and hedging activities. The Plan does not believe SFAS No. 133 will have any effect on its financial statements.

                  Fleming Companies, Inc. Matching 401(k) Plan

                     December 29, 2000 and December 24, 1999


NOTE C - INVESTMENTS

     The Plan's investments are held by Fidelity Management Trust Company at December 29, 2000. Three bank-administered trust funds held investments at December 24, 1999. The following is a schedule of investments by type at:

                                                      December 29, 2000   December 24, 1999
                                                      -----------------   -----------------
    Mutual funds                                        $404,464,454        $391,656,886
    Collective trust funds                                14,802,482                 154
    Corporate common stock - Fleming Companies, Inc.      14,493,276          14,309,205
    Participant loans                                      8,787,238           7,135,737
    Investment contract                                            -           7,845,631
    Other                                                  1,232,540           1,292,939
                                                        ------------        ------------

                                                        $443,779,990        $422,240,552
                                                        ============        ============

     The following table presents the fair value of investments that represent 5% or more of the Plan's net assets available for benefits at:

                                      December 29, 2000               December 24, 1999
                                      -----------------               -----------------
                                       Number          Fair         Number           Fair
                                     of shares        value        of shares        value
                                     ---------        -----        ---------        -----
  Fidelity Contrafund                   686,560   $  33,758,134       566,930   $  34,027,110
  Fidelity Equity-Income Fund           676,140      36,126,147       409,552      21,902,825
  Fidelity Interest Income Fund             -               -      18,590,926      18,590,926
  Janus Twenty Fund                     934,830      51,228,706       563,113      46,980,520
  Fidelity Magellan Fund              1,008,556     120,320,695     1,010,575     138,074,842
  Fidelity Puritan Fund               2,476,516      46,632,794     2,225,655      42,354,206
  Fidelity Retirement Money
      Market Fund                    49,199,100      49,199,100    44,533,783      44,533,783

     During 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $59,152,978.

     In 1995, the Plan entered into an investment contract with Principal Life Insurance Company (Principal), which was disposed of during 2000. Principal maintained the contributions in a pooled account. The account was credited with earnings on the underlying investments and charged for Plan withdrawals and administrative expenses. The contract was included in the December 24, 1999 financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses), because it was fully benefit responsive. There were no reserves against contract value for credit risk of the contract issuer or other issues that could affect realizability of the contract value. The fair value of the investment contract at December 24, 1999 was $7,845,631. The average yield and crediting interest rates were approximately 7.5% for 1999.

                  Fleming Companies, Inc. Matching 401(k) Plan

                     December 29, 2000 and December 24, 1999


NOTE D - NONPARTICIPANT-DIRECTED INVESTMENTS

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                       December 29, 2000  December 24, 1999
                                                       -----------------  -----------------
         NET ASSETS
             Corporate common and preferred stocks         $         -      $4,816,413
             Limited partnerships                            1,232,540       1,271,926
             Short-term funds                                        -          21,013
             Cash                                                    -             166
             Accrued expenses and other liabilities                  -         (13,543)
                                                            ----------      ----------

                                                            $1,232,540      $6,095,975
                                                            ==========      ==========

         CHANGES IN NET ASSETS
             Contributions                                 $   110,844
             Interest and dividend income                       31,586
             Net appreciation                                1,707,481
             Distributions to participants                    (254,624)
             Plan transfers                                 (6,458,722)
                                                            ----------

                                                           $(4,863,435)
                                                           ===========


NOTE E - TAX STATUS

     The Internal Revenue Service has determined and informed the Company in a letter dated November 15, 2000 that the Plan, as amended, meets the requirements of Section 401(a) of the Code and is tax-exempt under Section 501(a) of the Code. The Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Company believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date, and no provisions for income taxes has been included in the Plan's financial statements.

NOTE F - PLAN TERMINATION

     Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all Plan assets, except those required to meet necessary expenses incurred during the termination period, will be distributed on a pro rata basis based on participants' account balances. Upon Plan termination, all Company contributions would become 100% vested.

                  Fleming Companies, Inc. Matching 401(k) Plan

                     December 29, 2000 and December 24, 1999


NOTE G - REFUNDS

     The Plan approved refunds of $144,202 of excess contributions to highly compensated members in 1999. Refunds were necessary in order to satisfy the actual deferral percentage limitation, the actual contribution percentage limitation and multiple use test under Code Section 401(m) for the year ended December 24, 1999. The Code requires these refunds be made prior to the end of the following year. These refunds were made within the first two-and-one-half months after the year end. No such refunds were required for 2000.

NOTE H - DISTRIBUTIONS PAYABLE

     There were no distributions requested in 2000 or 1999 but not paid until the subsequent year.

                  Fleming Companies, Inc. Matching 401(k) Plan

            SCHEDULE H, LINE 4i - ASSETS HELD FOR INVESTMENT PURPOSES

                                December 29, 2000

     Identity of issuer, borrower, lessor,                                   Current
  or similar party; description of investment      Units         Cost         value
  -------------------------------------------      -----         ----         -----
Fidelity investments*
    Asset Manager                                   197,457      **       $  3,321,231
    Asset Manager - Growth                          317,725      **          5,055,010
    Asset Manager - Income                           69,529      **            815,577
    Fidelity Contrafund                             686,560      **         33,758,134
    Equity-Income Fund                              676,140      **         36,126,147
    Intermediate Bond Fund                        1,436,450      **         14,421,954
    Magellan Fund                                 1,008,556      **        120,320,695
    Overseas Fund                                   243,572      **          8,371,557
    Puritan Fund                                  2,476,516      **         46,632,794
    Low-Priced Stock Fund                           164,093      **          3,793,822
    Spartan US Equity Index                         220,170      **         10,306,152
    Janus Worldwide Fund                            343,401      **         19,525,785
    Janus Twenty Fund                               934,830      **         51,228,706
    PIMCO High Yield Fund                            89,348      **            867,573
    Templeton Developing Markets Trust A             68,009      **            720,217
    Managed Income Portfolio                     14,802,482      **         14,802,482
    Retirement Money Market Portfolio            49,199,100      **         49,199,100
                                                                          ------------

                     Total Fidelity investments                            419,266,936

Limited partnerships                                118,742   $1,283,596     1,232,540

Corporate common and preferred stocks
    Fleming Companies, Inc.*                      1,226,944      **         14,493,276

Participant loans (1)                                            **          8,787,238
                                                                          ------------

TOTAL                                                                     $443,779,990
                                                                          ============

*Party in interest
**Cost omitted for participant-directed investments

(1) Participant loans, 7% to 10.5%, maturing at various dates through December 2010

The following exhibits have been filed as part of this Form 11-K, and are incorporated herein by reference.

Exhibit No.                             Description
-----------                             -----------

23.1            Consent of Deloitte & Touche, LLP

23.2            Consent of Grant Thornton LLP

                                   SIGNATURES

FLEMING COMPANIES, INC. MATCHING 401(k) PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                              FLEMING COMPANIES, INC. MATCHING 401(k) PLAN

                              By:  FLEMING COMPANIES, INC., Issuer

Date:  June 27, 2001               By  NEAL J. RIDER
                                       Neal J. Rider
                                       Executive Vice President and Chief
                                       Financial and Accounting Officer

                                  EXHIBIT INDEX

Exhibit No.  Description                        Method of Filing
-----------  -----------                        ----------------

23.1         Consent of Deloitte & Touche       Filed herewith electronically

23.2         Consent of Grant Thornton          Filed herewith electronically